EXHIBIT 99.2

January 26, 2010

To the Shareholders of Consolidated Mercantile Incorporated:

On behalf of the Board of Directors of Consolidated Mercantile Incorporated (the "Corporation”) I invite you to a Special Meeting of the Corporation's Shareholders to be held on February 25, 2010 at 9:00 a.m. at the Residence Inn by Marriott, 17 Reading Court, Toronto, Ontario.

At the Special Meeting, Shareholders will be asked to vote on a special resolution approving a proposed business combination by way of an amalgamation between the Corporation and Genterra Inc.  The attached Joint Management Information Circular describes the proposed amalgamation in detail.  You may wish to consult your tax or financial adviser to assist you in considering the alternatives available to you.

If the amalgamation is completed, Shareholders will participate in a corporation with greater opportunities, larger more varied assets and a larger equity and income base which should facilitate the financing of future growth and expansion.

An independent committee of the Board of Directors was established to review the proposed business combination by way of amalgamation and recommended to the Board that it call the Meeting and hold it in compliance with applicable corporate and securities law and allow the Shareholders to vote on the Amalgamation.

The Board of Directors has determined that the amalgamation is in the best interests of the Corporation and is fair to Minority Shareholders. The Board unanimously recommends that all Shareholders vote in favour of the special resolution approving the amalgamation.

If the transaction is approved by Shareholders, you will receive one common share of Genterra Capital Inc., the corporation resulting from the amalgamation, in exchange for each common share of the Corporation.  Corporate Valuation Services Limited has delivered an opinion to the Independent Committee of the Board of Directors that the terms of the proposed amalgamation are fair to the minority shareholders of the Corporation from a financial point of view.

You must use the attached letter of transmittal to receive the transaction consideration to which you are entitled and should submit it to Computershare Investor Services Inc. at the offices indicated in the letter of transmittal in order to receive your transaction consideration as soon as possible following the amalgamation.  The enclosed letter of transmittal, together with certificates representing pre-Merger shares of the Corporation, should be returned only after the Amalgamation Resolution has been approved at the Meeting.  If you do not attend the Meeting, please await a public announcement by the Corporation that the Amalgamation Resolution has been approved at the Meeting before returning the enclosed letter of transmittal or any share certificates.

We hope we will have the opportunity to meet you at the special meeting. However, if you are unable to attend, we would appreciate your signing and returning the accompanying form of proxy so that your vote is recorded.

Sincerely,

Signed “Fred A. Litwin”

Fred A. Litwin
President